UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 9, 2010

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

11/F ING Tower 308 Des Voeux Road Central Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit  Description

1.01     Press release dated July 6, 2010
         CDC Games Reports Rising Operating Metrics for its Newly Launched
         Wormhole Expansion Pack for EVE Online

1.02     Press release dated July 8, 2010
         CDC Corporation Added To Russell 3000® and Russell 2000® Indexes

1.03     Press release dated July 15, 2010
         CDC Games Begins Closed Beta Testing of RU Online

1.04     Press release dated July 26, 2010
         CDC Global Services to Provide IT Services for Foshan Government’s
         Cloud Computing Center

1.05     Press release dated August 4, 2010
         CDC Corporation Announces Plans for Dividend and Anticipated Reverse
         Split of its Common Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: August 9, 2010	By:	/s/ John Clough
	Name:	John Clough
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.01	Press release dated July 6, 2010 -- CDC Games Reports Rising Operating Metrics for its Newly Launched Wormhole Expansion Pack for EVE Online
1.02	Press release dated July 8, 2010 -- CDC Corporation Added To Russell 3000® and Russell 2000® Indexes
1.03	Press release dated July 15, 2010 -- CDC Games Begins Closed Beta Testing of RU Online
1.04	Press release dated July 26, 2010 -- CDC Global Services to Provide IT Services for Foshan Government’s Cloud Computing Center
1.05	Press release dated August 4, 2010 -- CDC Corporation Announces Plans for Dividend and Anticipated Reverse Split of its Common Shares